July 29, 2013

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company
The Guardian Separate Account N
Initial Registration on Form N-6
File Nos. 333-188304 & 811-09725

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on July 31, 2013.

For the responses that follow, page references reflect the page number in the Flexible Solutions® VUL III Prospectus where the implementation of our response may be found in the courtesy copy of the prospectus and statement of additional information provided to you upon the filing of Pre-effective Amendment #1 on July 15, 2013.

1. What are your Allocation Options? – p. 2

Please disclose the minimum number of investment options to which a policyowner will be permitted to allocate net premium and policy account value should the company exercise its right to limit same.

Response (page 2): We have disclosed a minimum number in the revised disclosure below. We also point out a clarification that may have influenced the initial comment. We would limit only the number of variable investment options to which net premium and policy account value could be allocated. We would not take away a class of allocation option available (i.e., we make available variable investment options, a fixed-rate option and an indexed option; we would not say that a policyowner could invest in only two of those three classes). We propose amending the sentence in question as follows:

“Currently, there is no limit to the number of variable investment options to which you may allocate your Net Premiums and Policy Account Value. We reserve the right to limit the number of variable investment options in which you may be invested at any one time, however that number will never be less than 20. Further, we will notify you in advance before exercising this right.”

2. Rights Reserved by GIAC – p. 83

Please delete the 7th, 8th, and 10th bullet points or explain to the staff why those reservations of rights are appropriate.

Response:

The 7th bullet

With respect to the 7th bullet, “modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer unloaned Policy Account Value among the allocation options, but only if, and to the extent, permitted by applicable laws and regulations and the terms of the Policy,” we propose to add the following clarification:

“modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer unloaned Policy Account Value among the allocation options in order to implement any action that a variable investment option’s underlying mutual fund may take with respect to such variable investment option or in accordance with our right to impose transfer restrictions under the Policy. See “Transfers Among the Allocation Options” and “Frequent Transfers Among the Variable Investment Options.”

The 8th bullet

With respect to the 8th bullet, “changing the way we made deductions or collect charges but without increasing the charges unless, and only to the extent, permitted by the terms of the Policy,” we note that the Company is permitted to make changes to charges so long as they are anticipated and permitted by the policy and so long as, under the 1940 Act, they are reasonable. We represent that the charges under the policy are reasonable and we make that representation in our filing each time we file an amendment to the registration statement. Because of those built-in limitations on raising fees, we submit that this reservation of rights is appropriate.

The 10th bullet

The 10th bullet, “making any other necessary technical changes to the Policy so that it conforms with any action we are permitted to take under this provision,” has been deleted.

7. Illustrations – pgs. 88

Please disclose supplementally whether the Company utilizes “stand-alone sales materials” for the Flexible Solutions® VUL III product.

Response: The Company does not utilize sales materials for the product that are not required to be preceded or accompanied by a prospectus for the product and its underlying variable investment options.

Once we have agreed on the resolution of these comments, we will make these and any further changes to the prospectus and statement of additional information in a second Pre-Effective

Amendment, such Pre-Effective Amendment to include any remaining exhibits, financial statements, consents and acknowledgments and submit a written request for acceleration of the effective date of the registrations statement.

We acknowledge that we will also be filing by separate correspondence our response to comment 1.b in your letter of June 28, 2013 (re “Harkin”).

Please contact the undersigned at (212) 598-7469 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

Email: sheri_kocen@glic.com